Filed pursuant to Rule 424(b)(3)

Reg. No. 333-116223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 30, 2004 (September 30, 2004)

Arbor Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-32136	20-0057959
(State or other	(Commission	(IRS Employer
jurisdiction of	File Number)	Identification No.)
incorporation)

333 Earle Ovington Boulevard, Suite 900 Uniondale, New York 11553

(Address of principal executive offices) (Zip Code)

(516) 832-8002

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Arbor Realty Trust, Inc.
Current Report on Form 8-K

Item 2.02 Results of Operations and Financial Condition.

     On February 14, 2005, Arbor Realty Trust, Inc. (the “Company”) issued a press release announcing its earnings for the three months and twelve months ended December 31, 2004, a copy of which is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

     Exhibit Number

         99.1 Press Release, dated February 14, 2005.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2005	ARBOR REALTY TRUST, INC.

	By:	/s/ Frederick C. Herbst

	Name:	Frederick C. Herbst
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

     99.1 Press Release, dated February 14, 2005.

Exhibit 99.1

Arbor Realty Trust Reports
Record Fourth Quarter and Year-End 2004 Results

Fourth Quarter Highlights:

-	Net income of $8.6 million, increase of 12% from 3Q04
-	Net income of $0.52 per basic and diluted share
-	New loan/investment originations of $171 million
-	Declared quarterly dividend of $0.47 per share

Uniondale, NY, February 14, 2005 — Arbor Realty Trust, Inc. (NYSE: ABR), a real estate investment trust focused on the business of investing in real estate related bridge and mezzanine loans, preferred equity investments, mortgage related securities and other real estate related assets, today announced financial results for the quarter and year ended December 31, 2004. Arbor reported net income for the quarter ended December 31, 2004 of $8.6 million, or $0.52 per basic and diluted common share, compared to net income for the quarter ended December 31, 2003 of $2.3 million, or $0.28 per basic and diluted common share. For the year ended December 31, 2004, net income totaled $25.1 million, or $1.81 per basic common share and $1.78 per diluted common share.

“We are very pleased to report record earnings for the fifth consecutive quarter,” said Ivan Kaufman, Chairman and Chief Executive Officer of Arbor Realty Trust. “Our strong financial performance reflects the solid execution of our focused strategy and demonstrates the continued success we have achieved by effectively and efficiently deploying our capital.”

Kaufman added, “During the quarter, we originated fifteen loans and investments totaling $171 million. We believe this level of originations is sustainable for the foreseeable future as our pipeline remains strong. Every transaction we close is designed to enhance our franchise and ultimately increase shareholder value.”

Total revenues for the quarter ended December 31, 2004 were $20.7 million, an increase of 21% from the previous quarter. Total revenues for the year ended December 31, 2004 were $58.0 million.

The balance in the loan and investment portfolio was $839 million at December 31, 2004. The average balance of the loan and investment portfolio was $815 million during the fourth quarter and the average yield on these assets was 9.78%.

During the fourth quarter, Arbor received $1,025,000 of distributions from one of the investments in which it retains an equity participation interest. Of this amount, $500,000 was recorded as interest income in the quarter and $525,000 was income from equity affiliates.

Arbor has maintained its investment in mortgage-backed securities, which had a weighted average balance of $47.8 million for the fourth quarter with an average yield of 2.53%. These assets were financed by borrowings with a weighted average balance of $46.3 million and an average cost of 2.18%.

Interest expense for the quarter was $7.5 million, an increase of 28% from the previous quarter, of which $7.3 million was from the debt financing of the loan and investment portfolio. This growth reflects increased average borrowings during the quarter as well as increased interest rates. The average balance of debt financing on the loan and investment portfolio was $514 million during the quarter and the average cost of these borrowings was 5.54%.

The management fee payable to Arbor’s manager, Arbor Commercial Mortgage, LLC, for the quarter included $1.1 million of incentive compensation. The incentive compensation amount represents 25% of the amount by which earnings for the year ending December 31, 2004 exceeded a 9.5% return on equity threshold, as described in the management agreement with Arbor’s manager. Arbor Commercial Mortgage intends to exercise its option to receive the entire amount of its incentive compensation in shares of Arbor’s common stock.

Financing Activity

As of December 31, 2004, Arbor had five financing facilities for its loan and investment portfolio, aggregating $880 million. On that date, borrowings outstanding under such facilities were $531 million.

Significant progress has been made in expanding Arbor’s financing alternatives to maximize shareholder returns. In January 2005, Arbor closed a non-recourse collateralized debt obligation, in which $305 million of investment-grade floating-rate notes secured by certain mezzanine and mortgage loans in Arbor’s portfolio were issued. In addition, Arbor added a $50 million secured credit facility. The capacity within these financing facilities is adequate to support continued growth in the portfolio, and should enhance shareholder returns.

Portfolio Activity

During the fourth quarter, fifteen new loans totaling $171 million were originated, of which $169 million was funded. Of the new loans, seven were mezzanine loans totaling $106 million and eight were bridge loans totaling $65 million. Principal reductions aggregated $142 million in the fourth quarter.

At December 31, 2004, the loan and investment portfolio balance was $840 million, with a weighted average current interest pay rate of 8.87%. At the same date, advances on financing facilities pertaining to the loan and investment portfolio totaled $531 million, with a weighted average funding cost of 5.05%. These balances constitute an advance rate of approximately 63% as of December 31, 2004.

The loan and investment portfolio continues to perform according to expectations and there have been no defaults. Arbor continues to seek loans and investments that will generate superior risk adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Dividend

As previously disclosed on January 13, 2005, a dividend of $0.47 per share for the quarter ended December 31, 2004 will be paid on February 15, 2005 to stockholders of record on January 31, 2005.

Annual Meeting

Arbor Realty Trust’s 2004 Annual Meeting will be held on Wednesday, May 25, 2005 at 1:00 pm EST. The meeting will be held at the Teleconference Center on the lower level of 333 Earle Ovington Blvd., Uniondale, New York.

Earnings Conference Call

Management will host a conference call on Monday, February 14, 2005 at 10:00 a.m. EDT. A live webcast of the conference call will be available online at www.arborrealtytrust.com. Web participants are encouraged to go to Arbor’s Web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. Listening to the webcast requires speakers and RealPlayer™ software, downloadable free at www.real.com. Those without Web access should access the call telephonically at least ten minutes prior to the conference call. The dial-in numbers are (800) 260-8140 for domestic callers and (617) 614-3672 for international callers. The participant passcode for both is 80798209.

After the live webcast, the call will remain available on Arbor’s Web site, www.arborrealtytrust.com through March 14, 2005. In addition, a telephonic replay of the call will be available until March 7, 2005. The replay dial-in number is (888) 286-8010 for domestic callers and (617) 801-6888. Please use passcode: 41409626.

About Arbor Realty Trust, Inc.

Arbor Realty Trust, Inc. is a real estate investment trust, which invests in a diversified portfolio of multi-family and commercial real estate related bridge and mezzanine loans, preferred equity investments, mortgage related securities and other real estate related assets. Arbor commenced operations in July 2003 and conducts substantially all of its operations through its operating partnership, Arbor Realty Limited Partnership. Arbor is externally managed and advised by Arbor Commercial Mortgage, LLC, a national commercial real estate finance company operating through 15 offices in the US that specializes in debt and equity financing for multi-family and commercial real estate.

Safe Harbor Statement

Certain items in this press release may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Arbor can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Arbor’s expectations include, but are not limited to, continued ability to source new investments, changes in interest rates and/or credit spreads, changes in the real estate markets, and other risks detailed from time to time in the Arbor’s periodic and other reports filed with the SEC. Such forward-looking statements speak only as of the date of this press release. Arbor expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Arbor’s expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.

Contacts:
Arbor Realty Trust, Inc.
Rick Herbst, Chief Financial Officer
516-832-7408
rick.herbst@thearbornet.com

Investors:
Stephanie Carrington/ Denise Roche
The Ruth Group
646-536-7017 / 7008
scarrington@theruthgroup.com
droche@theruthgroup.com

Media:
Bonnie Habyan, SVP of Marketing
516-229-6615
bonnie.habyan@thearbornet.com

Arbor Realty Trust, Inc.

Consolidated Balance Sheets

	December 31:
	2004	2003
	(unaudited)	(audited)
Assets:

Cash	$6,401,701	$6,115,525
Loans and investments, net	831,783,364	286,036,610
Related party loans, net	7,749,538	35,940,881
Available-for-sale securities, at fair value	46,582,593	—
Investment in equity affiliates	5,254,732	5,917,542
Other assets	14,523,249	4,153,874

Total assets	$912,295,177	$338,164,432

Liabilities and stockholder’s equity:

Notes payable and repurchase agreements	$574,880,819	$172,528,471
Due to borrowers	8,587,070	8,409,945
Other liabilities	5,824,384	2,478,300

Total liabilities	589,292,273	183,416,716

Minority interest	60,249,731	43,631,602

Commitments and contingencies	—	—

Stockholder’s equity:
Preferred stock, $0.01 par value: 100,000,000 shares authorized; 3,776,069 and 3,146,724 shares issued and outstanding as of December 31, 2004 and 2003, respectively	37,761	31,467
Common stock, $0.01 par value: 500,000,000 shares authorized; 16,467,218 and 8,199,567 shares issued and outstanding as of December 31, 2004 and 2003, respectively	164,672	81,996
Additional paid-in capital	254,427,982	112,215,649
Retained (distributions in excess of) earnings	8,813,138	(691,865)
Deferred compensation	(160,780)	(521,133)
Accumulated other comprehensive loss	(529,600)	—

Total stockholder’s equity	262,753,173	111,116,114

Total liabilites and stockholder’s equity	$912,295,177	$338,164,432

Arbor Realty Trust, Inc.

Consolidated Statements of Operations (unaudited)

			Year Ended
	Quarter Ended December 31:		December 31,
	2004	2003	2004
Revenues
Interest income	$20,674,843	$5,342,459	$57,927,230
Other income	6,636	156,002	42,265

Total revenues	20,681,479	5,498,461	57,969,495

Expenses
Interest expense	7,539,501	947,877	19,372,575
Employee compensation and benefits	646,720	493,491	2,325,727
Stock based compensation	67,544	133,693	324,343
Selling and administrative	752,793	400,393	1,908,522
Management fee - incentive	1,123,647	—	1,623,106
Management fee - base	598,281	294,233	1,991,724

Total expenses	10,728,486	2,269,687	27,545,997

Income before minority interest and income from equity affiliates	9,952,993	3,228,774	30,423,498
Income from equity affiliates	525,000	—	525,000

Income before minority interest	10,477,993	3,228,774	30,948,498

Income allocated to minority interest	1,923,558	895,610	5,875,816

Net income	$8,554,435	$2,333,164	$25,072,682

Basic earnings per common share	$0.52	$0.28	$1.81

Diluted earnings per common share	$0.52	$0.28	$1.78